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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 22, 2025

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kalkidan Ezra, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 587 to the Trust’s Registration Statement on Form N-1A, filed on May 23, 2025 - Weitz Multisector Bond ETF and Weitz Core Plus Bond ETF

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video conference on July 8, 2025 (the “Comments”), relating to Post-Effective Amendment No. 587 (“PEA No. 587”) to the Trust’s Registration Statement on Form N-1A filed on May 23, 2025, regarding the Weitz Multisector Bond ETF (the “Multisector Fund”) and the Weitz Core Plus Bond ETF (the “Core Plus Fund,” together with the Multisector Fund, the “Funds”), each a separate series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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July 22, 2025

c.	The Staff notes that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of content prior to effectiveness.
d.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.
e.	Please provide a redline copy of any changes with your response letter.

Response

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Comment #1

In first paragraph of the section, “Principal Investment Strategies,” of the Prospectus, please clarify, for both Funds, that “related derivative instruments” provide exposure to debt securities.

Response #1

The Registrant confirms that, for both Funds, “related derivative instruments” provide exposure to debt securities. The Registrant has revised the disclosure accordingly. Please see below:

The Multisector Fund

Principal Investment Strategies.

The Multisector Fund is an actively managed ETF and, thus, does not seek to replicate the performance of a specified index of securities.  Instead, it uses an active investment strategy that seeks to meet its investment objective. Under normal circumstances, the Multisector Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities and related derivative instruments that provide exposure to debt securities.

The Core Plus Fund

Principal Investment Strategies.

The Core Plus Fund is an actively managed ETF and, thus, does not seek to replicate the performance of a specified index of securities.  Instead, it uses an active investment strategy that seeks to meet its investment objective. Under normal circumstances, the Core Plus Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities and related derivative instruments that provide exposure to debt securities.

July 22, 2025

Comment #2

In the third paragraph of the section “Principal Investment Strategies,” of the Prospectus, reference is made to the sentence “The Multisector Fund may, but is not required to, use derivatives—including options, credit default swaps, credit default swap index products, bond and interest rate futures—as well as derivatives based on foreign currencies, such as futures and forwards”. Please consider including a disclosure under “Derivatives Risks”, discussing the risk involved with derivatives based on foreign currencies. Please consider including a foreign currency risk under Items 4 and 9.

Response #2

The Registrant has revised the disclosure under “Derivatives Risk” in response to the Comment #2. Please see the revised risk factor below:

•	Derivatives Risk Derivatives are instruments, such as futures, options, forward contracts and credit default swaps, whose value is derived from that of other assets, rates or indices. The use of derivatives may carry more risk than other types of investments. Derivatives are subject to a number of risks including leverage, counterparty, liquidity, interest rate, market, credit, management and legal risks, and the risk of improper valuation. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and in some cases the Multisector Fund could lose more than the principal amount invested. Derivative strategies may also involve leverage, which may further exaggerate a loss.

With regard to credit default swaps, the Multisector Fund could sell a credit default swap, by receiving a fee for promising to pay a third party, if a borrower or securities issuer defaults on its promised payments. The Multisector Fund could buy a credit default swap, by paying a fee to a third party, who would promise to pay the Multisector Fund, if a borrower/issuer defaults on its promised payments. When the Multisector Fund enters into a credit default swap, the Multisector Fund’s credit risk increases since the Multisector Fund has exposure to both the original borrower/issuer, and to the third party. Credit default swaps involve heightened risks and may result in losses to the Multisector Fund. Credit default swaps may also be illiquid and difficult to value.

Additionally, the Multisector Fund's use of foreign currency derivatives carries specific risks. These derivatives, along with direct foreign currency investments, are subject to the risk that foreign currencies will decline against the U.S. dollar, or that the U.S. dollar will decline against a hedged currency. Foreign currency rates can fluctuate sharply due to interest rates, inflation, trade balances, government actions (or inaction), or political events. This volatility can negatively impact the Fund's returns. Currency risk can be particularly high for transactions tied to emerging market countries, presenting market, credit, currency, liquidity, legal, and political risks that may be greater than those in developed foreign countries.

The Registrant also confirms that the following disclosure will be included under Items 4 and 9.

Foreign Currency Risk. If the Multisector Fund invests directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, or in derivatives or other instruments that provide exposure to foreign (non-

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U.S.) currencies, it will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged.

Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. As a result, the Multisector Fund’s investments in foreign (non-U.S.) currencies and/or foreign currency-denominated securities may reduce the returns of the Multisector Fund.

Currency risk may be particularly high to the extent that the Multisector Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries. These currency transactions may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign (non-U.S.) currencies or engaging in foreign currency transactions that are economically tied to developed foreign countries.

Comment #3

In the fourth paragraph of the section “Principal Investment Strategies,” of the Prospectus for both Funds, reference is made to the sentence, “The Multisector Fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.” Please consider disclosing some of the reasons that the Multisector and the Core Plus Fund may choose not to make use of derivatives.

Response #3

The Registrant agrees to include disclosure of the reasons why the Funds may choose not to make use of derivatives. The Registrant has revised the disclosure accordingly. Please see the revised disclosure below:

The Multisector Fund

The Multisector Fund may, but is not required to, use derivatives—including options, credit default swaps, credit default swap index products, bond and interest rate futures—as well as derivatives based on foreign currencies, such as futures and forwards. The Multisector Fund may use derivatives for a variety of purposes, including to attempt to hedge against adverse changes in the market price of securities, interest rates; as a substitute for purchasing or selling securities; to attempt to increase the fund's return; to manage portfolio characteristics; and as a cash flow management technique. The Multisector Fund may choose not to make use of derivatives for a variety of reasons , including, but not limited to, market conditions, our investment outlook, regulatory restrictions, liquidity concerns, or the determination that derivative strategies are not appropriate given the Multifactor Fund's current investment objectives or risk profile, and any use may be limited by applicable law and regulations. These derivative instruments will count toward the Multisector Fund’s 80% policy only

July 22, 2025

if they have economic characteristics similar to the securities included within that policy.

The Core Plus Fund

The Core Plus Fund may, but is not required to, use derivatives—including options, bond and interest rate futures. The Core Plus Fund may use derivatives for a variety of purposes, including to attempt to hedge against adverse changes in the market price of securities, interest rates; as a substitute for purchasing or selling securities; to attempt to increase the Core Plus Fund's return; to manage portfolio characteristics; and as a cash flow management technique. The Core Plus Fund may choose not to make use of derivatives for a variety of reasons, including, but not limited to, market conditions, our investment outlook, regulatory restrictions, liquidity concerns, or the determination that derivative strategies are not appropriate given the Core Plus Fund's current investment objectives or risk profile, and any use may be limited by applicable law and regulations. These derivative instruments will count toward the Core Plus Fund’s 80% policy only if they have economic characteristics similar to the securities included within that policy.

Comment #4

In footnote 3 of the section “Annual Fund Operating Expenses,” of the Prospectus, reference is made to the sentence, “Pursuant to an operating expense limitation agreement between the Adviser and the Trust, on behalf of the Core Plus Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Core Plus Fund to ensure that Total Annual Fund Operating Expenses for the Core Plus Fund (excluding any brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short) and extraordinary expenses do not exceed 0.45% of the Core Plus Fund’s average net assets through [●], 2026.” Please confirm supplementally that the expense limitation agreement will remain in effect for at least one year from the effectiveness date of the Prospectus.

Response #4

The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from date of Prospectus.

SAI

Comment #5

Please consider including a separate section under “Non-Investment Grade Securities” of the SAI that is specific to each Fund.

Response #5

The Registrant has revised the “Non-Investment Grade Securities” section in response to the Comment #5. Please see the revised disclosure below:

July 22, 2025

Non-Investment Grade Securities

Non-investment grade securities have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with investment grade securities. In addition, the liquidity of securities may be affected by the market’s perception of credit quality, so that the market for non-investment grade securities may be thinner and less active than for investment grade securities, and there may be more price volatility for non-investment grade securities. Prices of non-investment grade debt securities may be more sensitive to adverse economic changes or issuer developments, than investment grade debt securities. Prices of debt securities with longer durations may be more sensitive to interest rate changes, than debt securities with shorter durations. Price changes for debt securities held by the Fund will not cause changes to the Fund’s cash income from those securities, but will be reflected in the net asset value of Fund shares. Therefore, the judgment of Weitz Inc. may at times play a greater role in valuing lower-rated or unrated securities. It also may be more difficult during times of adverse market conditions to sell lower-rated or unrated securities, whether to meet redemption requests or to respond to changes in the market. Although the views of rating agencies may be considered in evaluating particular debt securities, Weitz Inc. will not rely exclusively on such views, but will supplement such views with its independent and ongoing review of credit quality.

The Core Plus Fund may invest up to 25% of its total assets in debt securities that are rated non-investment grade (commonly referred to as “high yield” or “junk bonds”).

The Multisector Fund may invest in obligations of any credit quality. It expects, under normal circumstances, to have approximately 35% of its investments in non-investment grade obligations (sometimes called “junk” bonds or “high yield” bonds). The Multisector Fund's exposure may vary significantly, potentially reaching 50% or more of its investments.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum